FILE NO. 82-4524

भारतीय स्टेट बैंक
भारतीय स्टेट बैंक
State Bank of India

शेयर आणि रोखे विभाग,
मध्यवर्ती कार्यालय,
स्टेट बँक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

शेअर एवं बाण्ड विभाग,
केन्द्रीय कार्यालय,
स्टेट बैंक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

State Bank Bhavan, Madame Cama Marg,
Mumbai 400 021.
फेक्स/फॅक्स/Fax : 91-22-285 5348

The Securities & Exchange Commission,
Division of Corporate Finance,
450, Fifth Street, N.W.,
Washington [redacted]
U.S.A.

02042885

## INFORMATION SUBMITTED UNDER RULE 12g3-2(b)

CO/S&B/VR/2002/ 2284 July 09, 2002

02 JUL 17 AM 12:12

Dear Sir,

**STATE BANK OF INDIA**
**GLOBAL DEPOSITARY RECEIPTS (GDRs) CUSIP No.856552104**
**LISTING AGREEMENT**
**BANK'S BALANCE SHEET AS ON 31$^{ST}$ MARCH, 2002**

SUPPL

We enclose for your information a copy of our letter No.CO/S&B/VR/2002/2275 dated the July 09, 2002 addressed to Bombay Stock Exchange alongwith a copy of Bank's Consolidated Balance Sheet as on 31.03.2002, Profit and Loss Account and Cash Flow Statement for the year 2001-2002.

2. Kindly acknowledge receipt of this communication on the duplicate copy of this letter in due course.

PROCESSED
AUG 01 2002
THOMSON
FINANCIAL

Yours faithfully,

GENERAL MANAGER
(Shares & Bonds)

Encl. : a/a.

dlw 7/29

हिंदी मे पत्राचार का हम स्वागत करते है, हमें विश्वास है कि ऐसा करने से हिंदी के प्रयोग को बढावा मिलेगा.

भारतीय स्टेट बैंक
भारतीय स्टेट बैंक
State Bank of India

शेयर आणि रोखे विभाग,
मध्यवर्ती कार्यालय,
स्टेट बँक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

शेअर एवं बाण्ड विभाग,
केन्द्रीय कार्यालय,
स्टेट बैंक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

Shares & Bonds Department,
Central Office,
State Bank Bhavan, Madame Cama Marg.
Mumbai 400 021.
फेक्स/फॅक्स/Fax : 91-22-285 5348

The Executive Director,
Stock Exchange, Mumbai,
Phiroze Jeejeebhoy Tower,
25th Floor, Dalal Street,
Mumbai - 400 001.

CO/S&B/VR/2002/2275

July 09, 2002

Dear Sir,

**LISTING AGREEMENT**
**BANK'S BALANCE SHEET AS ON 31ST MARCH, 2002**

In terms of Clause 32 of the Listing Agreement we forward herewith a copy of the Bank's Consolidated Balance Sheet as on 31.03.2002 alongwith Profit and Loss Account and Cash Flow Statement for the year 2001-2002.

2. Kindly acknowledge receipt.

Yours faithfully,

GENERAL MANAGER
(Shares & Bonds)
Encl. a.a

02 JUL 17 PM 12:12

शे एवं बा.
SHARES & BONDS
CORPORATE CENTRE MUMBAI

*हिंदी मे पत्राचार का हम स्वागत करते है, हमें विश्वास है कि ऐसा करने से हिंदी के प्रयोग को बढावा मिलेगा.*

02 JUL 17

# STATE BANK OF INDIA (CONSOLIDATED)

## BALANCE SHEET AS ON 31ST MARCH 2002

000s omitted

| CAPITAL AND LIABILITIES | SCH | As on 31.3.2002 Rs. |
|---|---|---|
| Capital | 1 | 5,262,989 |
| Reserves and Surplus | 2 | 189,147,132 |
| Minority Interest | 2A | 5,611,336 |
| Deposits | 3 | 3,514,306,468 |
| Borrowings | 4 | 103,242,171 |
| Other Liabilities and Provisions | 5 | 672,223,658 |
| | TOTAL | 4,489,793,754 |

| ASSETS | SCH | As on 31.3.2002 Rs. |
|---|---|---|
| Cash and balances with Reserve Bank of India | 6 | 273,282,487 |
| Balance with banks and money at call & short notice | 7 | 464,157,665 |
| Investments | 8 | 1,855,140,053 |
| Advances | 9 | 1,663,211,316 |
| Fixed Assets | 10 | 30,951,521 |
| Other Assets | 11 | 203,050,712 |
| | TOTAL | 4,489,793,754 |
| Contingent Liabilities | 12 | 1,259,664,420 |
| Bills for Collection | | 160,664,498 |

For M.C. Bhandari & Co.
Chartered Accountants

(M.R. Jain)
Partner

Mumbai
5.07.02

CHAIRMAN

AUDITORS

## STATE BANK OF INDIA (CONSOLIDATED)

### SCHEDULE 1 - CAPITAL

| | 000s omitted |
|---|---|
| | As on 31.3.2002 |
| | Rs. |
| Authorised Capital 100,00,00,000 shares of Rs.10/- Each | 10,000,000 |
| Issued, Subscribed and Paid-up Capital - 52,62,98,878 shares of Rs.10/- each | 5,262,989 |
| (includes 4,15,38,018 shares represented by 2,07,69,009 Global Depository Receipts) | |
| TOTAL | 5,262,989 |

## STATE BANK OF INDIA (CONSOLIDATED)

### SCHEDULE 2 - RESERVES AND SURPLUS

000s omitted

| | | As on 31.3.2002 | |
|---|---|---|---|
| | | | Rs. |
| **I. Statutory Reserves** | | | |
| Opening Balance | | 91,834,848 | |
| Additions during the year | | 22,111,603 | |
| Deductions during the year | | 15,924 | 113,930,527 |
| **II. Capital Reserves** | | | |
| Opening Balance | | 1,258,106 | |
| Additions during the year | | 318,898 | |
| Deductions during the year | | 0 | 1,577,004 |
| **III. Share Premium** | | | |
| Opening Balance | | 38,759,930 | |
| Additions during the year | | 0 | |
| Deductions during the year | | 0 | 38,759,930 |
| **IV Investment Fluctuation Reserve** | | | |
| Opening Balance | | 6,478,693 | |
| Additions during the year | | 5,519,983 | |
| Deductions during the year | | 15,077 | 11,983,599 |
| **V Revenue and Other Reserves** | | | |
| Opening Balance | | 24,778,272 | |
| Additions during the year (including deferred tax adjustment Rs.211747 thousand) | | 2,138,949 | |
| Deductions during the year (including deferred tax adjustment Rs.4138870 thousand) | | 6,404,987 | 20,512,234 |
| **VI Profit and Loss Account** | | | 2,383,838 |
| | TOTAL (I to VI) | | 189,147,132 |

## STATE BANK OF INDIA (CONSOLIDATED)

### SCHEDULE 2A - MINORITY INTEREST

000s omitted

| | | As on 31.3.2002 Rs. |
|---|---|---|
| A | Share Capital | 1,523,197 |
| B | Reserves and Surplus | 4,088,139 |
| | Total (A +B) | 5,611,336 |

## STATE BANK OF INDIA (CONSOLIDATED)

### SCHEDULE 3 - DEPOSITS

000s omitted

| | | As on 31.3.2002 Rs. |
|---|---|---|
| A. | I. Demand Deposits | |
| | (i) From Banks | 80,536,155 |
| | (ii) From Others | 450,013,264 |
| | II. Savings Bank Deposits | 749,533,674 |
| | III. Term Deposits | |
| | (i) From Banks | 72,745,968 |
| | (ii) From Others | 2,161,477,407 |
| | TOTAL (I, II and III) | 3,514,306,468 |
| B. | I. Deposits in India | 3,431,251,675 |
| | II. Deposits outside India | 83,054,793 |
| | TOTAL | 3,514,306,468 |

## STATE BANK OF INDIA (CONSOLIDATED)

**SCHEDULE 4 - BORROWINGS**

000s omitted

| | | As on 31.3.2002 Rs. |
|---|---|---|
| **I.** | **Borrowings in India** | |
| | (i) Reserve Bank of India | **3,351,500** |
| | (ii) Other Banks | **366,072** |
| | (iii) Other Institutions and Agencies | **25,602,963** |
| **II.** | **Borrowings outside India** | **73,921,636** |
| | TOTAL (I and II) | **103,242,171** |
| | Secured borrowings included in I & II above | 33,649,792 |

## STATE BANK OF INDIA (CONSOLIDATED)

### SCHEDULE 5 - OTHER LIABILITIES & PROVISIONS

000s omitted

| | | As on 31.3.2002<br>Rs. |
|---|---|---|
| I. | Bills payable | 181,848,414 |
| II. | Intra-Group adjustments (net) | 41,754,123 |
| III | Interest accrued | 240,296,709 |
| IV | Subordinated debt | 45,176,613 |
| V | Others (including provisions) | 163,147,799 |
| | TOTAL | 672,223,658 |

## STATE BANK OF INDIA (CONSOLIDATED)

### SCHEDULE 6 - CASH AND BALANCES WITH RESERVE BANK OF INDIA

| | | | |
|---|---|---|---|
| | | | 000s omitted |
| | | | As on 31.3.2002 |
| | | | Rs. |
| I. | Cash in hand (including foreign currency notes and gold) | | 13,698,732 |
| II. | Balances with Reserve Bank of India | | |
| | (i) In Current Account | | 259,583,755 |
| | (ii) In Other Accounts | | 0 |
| | | TOTAL (I and II) | 273,282,487 |

## STATE BANK OF INDIA (CONSOLIDATED)

### SCHEDULE-7 : BALANCES WITH BANKS AND MONEY AT CALL & SHORT NOTICE

000s omitted

| | | As on 31.3.2002<br>Rs. |
|---|---|---|
| I. | In India | |
| | (i) Balances with banks | |
| | (a) In Current Account | 724,887 |
| | (b) In Other Deposit Accounts | 42,189,643 |
| | (ii) Money at call and short notice | |
| | (a) With banks | 243,579,500 |
| | (b) With other institutions | 0 |
| | TOTAL | 286,494,030 |
| II. | Outside India | |
| | (i) In current Account | 71,916,177 |
| | (ii) In Other Deposit Accounts | 26,391,463 |
| | (iii) Money at call and short notice | 79,355,995 |
| | TOTAL | 177,663,635 |
| | GRAND TOTAL (I and II) | 464,157,665 |

## STATE BANK OF INDIA (CONSOLIDATED)

### SCHEDULE 8 - INVESTMENTS

000s omitted

| | | As on 31.3.2002 Rs. |
|---|---|---|
| I. | **Investments in India in** | |
| | (i) Government Securities | 1,521,155,287 |
| | (ii) Other approved securities | 66,532,577 |
| | (iii) Shares | 11,848,259 |
| | (iv) Debentures and Bonds | 166,458,320 |
| | (v) Joint ventures | 447,744 |
| | (vi) Others (Units, etc.) | 40,722,574 |
| | TOTAL | 1,807,164,761 |
| II. | **Investments outside India in** | |
| | (i) Government Securities (including local authorities) | 4,569,159 |
| | (ii) Joint Ventures | 34,327 |
| | (iii) Others (Shares, Debentures, etc.) | 43,371,806 |
| | TOTAL | 47,975,292 |
| | GRAND TOTAL (I and II) | 1,855,140,053 |
| III. | **Investments in India** | |
| | (i) Gross Value of Investments | 1,818,032,453 |
| | (ii) Provision for Depreciation | 10,867,692 |
| | (iii) Net Investments (vide I above) TOTAL | 1,807,164,761 |
| IV. | Investments outside India | |
| | (i) Gross Value of Investments | 48,706,015 |
| | (ii) Provision for Depreciation | 730,723 |
| | (iii) Net Investments (vide II above) TOTAL | 47,975,292 |
| | GRAND TOTAL (III AND IV) | 1,855,140,053 |

STATE BANK OF INDIA CORPORATE CENTRE MUMBAI

## STATE BANK OF INDIA (CONSOLIDATED)

### SCHEDULE 9 - ADVANCES

000s omitted

| | | | As on 31.3.2002 Rs. |
|---|---|---|---|
| A. | I. Bills purchased and discounted | | 160,005,059 |
| | II. Cash credits, overdrafts and loans repayable on demand | | 913,312,275 |
| | III. Term loans | | 589,893,982 |
| | | TOTAL | 1,663,211,316 |
| B. | I. Secured by tangible assets | | 1,349,731,687 |
| | II. Covered by Bank/Government Guarantees | | 105,443,787 |
| | III. Unsecured | | 208,035,842 |
| | | TOTAL | 1,663,211,316 |
| C. | I. Advances in India | | |
| | (i) Priority Sector | | 476,197,753 |
| | (ii) Public Sector | | 304,862,373 |
| | (iii) Banks | | 3,121,514 |
| | (iv) Others | | 735,746,741 |
| | | TOTAL | 1,519,928,381 |
| | II. Advances outside India | | |
| | (i) Due from banks | | 8,047,278 |
| | (ii) Due from others | | |
| | (a) Bills purchased and discounted | | 18,739,555 |
| | (b) Syndicated loans | | 41,437,712 |
| | (c) Others | | 75,058,390 |
| | | TOTAL | 143,282,935 |
| | | GRAND TOTAL (C.I and C.II) | 1,663,211,316 |

STATE BANK OF INDIA CORPORATE CENTRE MUMBAI

## STATE BANK OF INDIA (CONSOLIDATED)

### SCHEDULE 10 - FIXED ASSETS

000s omitted

| | | | As on 31.3.2002 |
|---|---|---|---|
| | | | Rs. |
| I. | Premises | | |
| | At cost as on 31st March of the preceding year | 11,496,538 | |
| | Additions during the year | 877,823 | |
| | Deductions during the year | 137,109 | |
| | Depreciation to date | 3,615,632 | |
| | | | 8,621,620 |
| II. | Other Fixed Assets (including furniture and fixtures) | | |
| | At cost as on 31st March of the preceding year | 26,299,271 | |
| | Additions during the year | 4,209,011 | |
| | Deductions during the year | 396,369 | |
| | Depreciation to date | 19,912,361 | 10,199,552 |
| III | Capital work-in-progress | | 1,076,157 |
| IV | Leased Assets | | |
| | At cost as on 31st March of the preceding year | 18,012,755 | |
| | Deductions during the year including adjustments | 778,971 | |
| | Depreciation to date | 6,546,917 | 10,686,867 |
| V | Capital works in progress (Leased Assets) | | 367,325 |
| | TOTAL (I to V) | | 30,951,521 |

## STATE BANK OF INDIA (CONSOLIDATED)

### SCHEDULE 11 - OTHER ASSETS

000s omitted

| | As on 31.3.2002 Rs. |
|---|---|
| (i) Interest accrued | 74001727 |
| (ii) Tax paid in advance/tax deducted at source | 26499337 |
| (iii) Deferred tax asset (net) | 209133 |
| (iv) Stationery and stamps | 1059545 |
| (v) Non-banking assets acquired in satisfaction of claims | 9170 |
| (vi) Deferred revenue expenditure | 15303300 |
| (vii) Others | 85968500 |
| TOTAL | 203050712 |

## STATE BANK OF INDIA (CONSOLIDATED)

### SCHEDULE 12 - CONTINGENT LIABILITIES

| | | 000s omitted |
|---|---|---|
| | | As on 31.3.2002 |
| | | Rs. |
| I. | Claims not acknowledged as debts | 6,814,317 |
| II. | Liability for partly paid investments | 96,188 |
| III. | Liability on account of outstanding forward exchange contracts | 696,183,450 |
| IV. | Guarantees given on behalf of constituents | |
| | (a) In India | 142,379,508 |
| | (b) Outside India | 35,553,476 |
| V. | Acceptances, endorsements and other obligations | 165,213,825 |
| VI. | Other items of contingent liability | 213,423,676 |
| | TOTAL | 1,259,664,420 |

# STATE BANK OF INDIA (CONSOLIDATED)

## PROFIT AND LOSS ACCOUNT FOR THE YEAR ENDED 31ST MARCH 2002

000s omitted

| | Schedule No. | Rs. |
|---|---|---|
| I. INCOME | | |
| Interest earned | 13 | 390,222,489 |
| Other Income | 14 | 61,681,456 |
| | TOTAL | 451,903,945 |
| II. EXPENDITURE | | |
| Interest expended | 15 | 266,203,388 |
| Operating expenses | 16 | 97,468,191 |
| Provisions and contingencies | | 53,647,003 |
| | TOTAL | 417,318,582 |
| III. PROFIT | | |
| Net profit for the year | | 34,585,363 |
| Less : Minority Interest | | 1,049,698 |
| Group Profit | | 33,535,665 |
| Add: Brought forward profit attributable to the group | | 805,692 |
| | TOTAL | 34,341,357 |
| APPROPRIATIONS | | |
| Transfer to Statutory Reserves | | 22,095,679 |
| Transfer to Other Reserves | | 6,643,233 |
| Transfer to Proposed Dividend | | 3,157,793 |
| Balance carried over to Balance Sheet | | 2,444,652 |
| | TOTAL | 34,341,357 |

STATE BANK OF INDIA, CORPORATE CENTRE, MUMBAI — AUDIT & APPROPRIATION

MUMBAI
5-07-02

For M. C. BHANDARI & Co.
Chartered Accountants

C M R JAIN
PARTNER

STATE BANK OF INDIA (CONSOLIDATED)

SCHEDULE 13 - INTEREST EARNED

000s omitted

| | Year ended 31.3.2002 Rs. |
|---|---|
| I. Interest/discount on advances/bills | 155,209,425 |
| II. Income on investments | 186,461,508 |
| III. Interest on balances with Reserve Bank of India and other inter-bank funds | 33,202,183 |
| IV. Others | 15,349,373 |
| TOTAL | 390,222,489 |

STATE BANK OF INDIA (CONSOLIDATED)

SCHEDULE 14 - OTHER INCOME

000s omitted

| | Year ended 31.3.2002 Rs. |
|---|---|
| I. Commission, exchange and brokerage | 37,357,082 |
| II. Profit/Loss on sale of investments ( Net ) | 11,153,258 |
| III. Profit/Loss on revaluation of investments (Net) | (196,342) |
| IV. Profit on sale of land, buildings and other assets ( Net ) | 161,018 |
| V. Profit on exchange transactions ( Net ) | 5,587,863 |
| VI. Dividends from joint ventures in India/abroad | 24,167 |
| VII Lease Income | |
| (a) Lease rental * | 3,065,921 |
| (b) Lease finance charges | 141,227 |
| (c) Overdue charges | 23,950 |
| VIII Credit card membership/services fees | 680,578 |
| IX Life Insurance Premium (net of policy liabilities) | 3,284 |
| X Miscellaneous Income | 3,679,450 |
| TOTAL | 61,681,456 |

loss figures shown in brackets.)

* reduced by Lease Equalisation amount of Rs.260916 thousand

## STATE BANK OF INDIA (CONSOLIDATED)

### SCHEDULE 15 - INTEREST EXPENDED

000s omitted

| | Year ended 31.3.2002<br>Rs. |
|---|---|
| I. Interest on deposits | 251,949,414 |
| II. Interest on Reserve Bank of India/Inter-bank borrowings | 4,829,947 |
| III. Others | 9,424,027 |
| TOTAL | 266,203,388 |

## STATE BANK OF INDIA (CONSOLIDATED)

### SCHEDULE 16 - OPERATING EXPENSES

000s omitted

| | Year ended 31.3.2002<br>Rs. |
|---|---|
| I. Payments to and provisions for employees | 63,152,395 |
| II. Rent, taxes and lighting | 7,015,819 |
| III. Printing and stationery | 1,623,395 |
| IV. Advertisement and publicity | 486,634 |
| V. Depreciation | |
| (a) Leased Assets | 1,879,885 |
| (b) Other Fixed Assets | 3,821,225 |
| VI. Directors' fees, allowances and expenses | 23,206 |
| VII. Auditors' fees and expenses (including branch auditors' fees and expenses) | 544,216 |
| VIII. Law charges | 496,975 |
| IX. Postages, telegrams, telephones, etc. | 1,076,316 |
| X. Repairs and maintenance | 817,188 |
| XI. Insurance | 1,825,451 |
| XII Amortization of deferred revenue expenditure | 5,407,894 |
| XIII Expenses relating to Card Business and others | 522,676 |
| XIV Other expenditure | 8,774,916 |
| TOTAL | 97,468,191 |

STATE BANK OF INDIA (CONSOLIDATED)

PRINCIPAL ACCOUNTING POLICIES

1 BASIS OF PREPARATION OF ACCOUNTS

The accompanying financial statements have been prepared to comply, in all material aspects, with applicable statutory/ regulatory provisions, Accounting Standards and generally accepted accounting principles and practices prevailing in India, except otherwise stated.

2. CONSOLIDATION PROCEDURE

2.1 Consolidated financial statements of the Group have been prepared on the basis of audited financial statements of State Bank of India (Parent) and 12 banking subsidiaries (collectively referred to as 'banking entities'), and 9 non-banking subsidiaries (collectively referred to as 'non-banking entities'), and after eliminating intra-group transactions, unrealized profit/loss, and making necessary adjustments wherever required to conform to the uniform accounting policies. The financial statements of the subsidiaries are drawn upto the same reporting date as that of the Parent i.e. 31st March 2002.

2.2 The difference between cost to the group of its investment in the subsidiary entities and the group's portion of the equity of the subsidiaries is recognized in the financial statements as goodwill/capital reserve.

2.3 Minority interest in the net assets of the consolidated subsidiaries consists of

(a) the amount of equity attributable to the minority at the date on which investment in a subsidiary is made, and

(b) the minority share of movements in equity since the date the parent-subsidiary relationship came into existence.

3 **Transactions involving foreign exchange**

3.1 Items of income and expenditure as well as assets and liabilities in foreign currencies in respect of foreign offices and foreign subsidiaries, and assets and liabilities in foreign currencies held in the books of domestic offices are converted at the rate of exchange prevailing at the close of the year as per Reserve Bank of India (RBI) guidelines. Items of income and expenditure in foreign currencies at domestic offices are converted at the exchange rate prevailing on the date of transactions.

3.2 Whereas the banking entities of the Group recognise Profit or loss on pending forward contracts as per Foreign Exchange Dealers Association of India (FEDAI) guidelines, the non-banking entities of the Group recognise the difference between the forward rate and the exchange rate on the date of the transaction, as income or expenditure over the life of the forward contract.

3.3 On interest arbitrage currency swaps, the accrued income and expenditure are accounted for as interest income/expenditure.

4 **Gold Banking**

Closing stock of gold held under Gold Deposit Scheme is valued at market related rates, as per RBI guidelines and has been included in " cash in hand".

5 **Investments**

Investments are classified and valued as per applicable RBI norms.

6 **Advances**

6.1 Advances are classified as per the prudential norms prescribed by RBI.

6.2 Provisions against non-performing advances at foreign offices of the parent and foreign subsidiaries are made as per IRAC norms prescribed by RBI or as per local requirements whichever is higher.

6.3 Provisions against non-performing domestic advances are made as per IRAC norms prescribed by RBI applicable during the year.

6.4 Advances include the debts due from credit card holders and also factored debts.

7. **Fixed Assets**

7.1 Depreciation is provided for on written down value method at the rates prescribed under Income Tax Rules, 1962, considered to be appropriate by the management. In respect of computers, depreciation is provided for on straight line method @ 33.33% per annum.

7.2 In respect of leasehold premises, the lease amount is amortised over the period of lease.

7.3 Depreciation on the fixed assets of foreign offices of the parent and foreign subsidiaries is provided as per the local laws of the countries.

8. **Assets Given on Lease.**

8.1 The assets given on lease and the advance paid against assets to be given on lease till 31st March 2001 are included in Fixed Assets as "Leased Assets" and "Capital Work-in-progress (Leased Assets)" respectively. Depreciation on these assets is provided for on straight line method as per the rates prescribed in Schedule XIV to the Companies Act, 1956 and the difference between the annual lease charge (capital recovery) and the depreciation is accounted for as per the guidelines issued by the Institute of Chartered Accountants of India (ICAI).

8.2 Assets given on lease after 31st March 2001 are accounted for as per Accounting Standard 19 issued by the Institute of Chartered Accountants of India. Such assets are included under "Other Assets". Provisions against non-performing leased assets are made on the basis of IRAC norms prescribed by RBI.

9. **Revenue Recognition**

9.1 **Indian Offices: Banking entities**

Income and expenditure are accounted on accrual basis except:-

9.1.1 Interest and lease income on Non-Performing Assets, interest on investments remaining overdue for 180 days, Commission (other than on Deferred Payment Guarantees and Government Transactions), exchange and brokerage, interest on overdue bills, Dividends on investments are recognised on realisation basis.

9.1.2 Dearness relief on pension and additional retirement benefits (if any) in some of the banking subsidiaries, and encashment of leave are accounted for on payment basis.

9.2 **Indian Offices: Non-banking entities**

9.2.1 Issue management and advisory fees (other than project appraisal fees) are recognised as per the terms of agreement with the client, which are generally aligned to the percentage completion method.

9.2.2 Fees for private placement and project appraisal services are recognised on completion of assignment.

9.2.3 Underwriting commission and brokerage income relating to public issues are accounted for on finalisation of allotment of the public issue.

9.2.4 Annual card fees and the add-on card fees are recognised as income at the time of setting up of cardholder account/ at the time of renewal of the card. All other card-related service fees are booked at the time of the transaction being recorded.

9.2.5 Factoring service charges are accounted on accrual basis except in the case of non-performing assets, where income is accounted for on realization basis.

9.2.6 Funds management fees are accounted for on accrual basis in accordance with the Investment Management and Advisory Agreement with the Board of Trustees or as modified thereafter.

9.2.7 Life insurance premium is recognised as income as and when due.

9.3 **Foreign Offices/Foreign Subsidiaries**

Income is recognised as per the local laws of the countries.

10. **Staff Benefits**

Provisions are made for gratuity / pension benefits to staff on actuarial valuations by the individual entities, and for provident fund as per statutory requirements.

11. **Deferred Revenue Expenditure**

11.1 ***Expenses related to Voluntary Retirement Scheme***

In case of domestic banking entities, exgratia and incremental liability in respect of gratuity and pension arising on implementation of Voluntary Retirement Scheme, is

treated as Deferred Revenue Expenditure to be amortised equally over a period of 5 years in accordance with the guidelines of RBI.

11.2 Card acquisition expenses

Card acquisition expenses net of joining fees, which include expenses incurred for acquiring new card holders, are carried forward as Miscellaneous Expenditure and amortised over a period of 2 years.

## 12. Provision for income tax

Provision for income tax is made in accordance with the statutory requirements with adjustments for deferred tax in terms of Accounting Standard 22 issued by the Institute of Chartered Accountants of India.

## 13. Segment Reporting

13.1 For the purpose of Segment Reporting as per Accounting Standard 17, the following segments have been identified as Primary Segments:

a) National Banking Group (NBG) comprising branches/ offices of banking entities in India except branches under Corporate Banking Group (CBG)

b) CBG comprising Corporate Banking Group accounts of banking entities in India including Leasing and Project Finance.

c) Treasury Operations (Domestic), of banking entities in India.

d) International Banking Group (IBG) comprising the forex treasury operations (Foreign Departments) of banking entities in India, Foreign Offices of the parent and Foreign Subsidiaries.

e) Non Banking Subsidiaries (NBS) comprising the operations of non-banking subsidiaries in India.

13.2 The following segments have been identified as Secondary Segments:

a) Indian Operations consisting of domestic offices

b) Foreign Operations consisting of foreign offices

---

STATE BANK OF INDIA (CONSOLIDATED)

NOTES ON ACCOUNTS 2001-02

1 **List of subsidiaries considered for preparation of consolidated financial statements**

The subsidiaries (which along with State Bank of India, the Parent, constitute the Group), considered in the preparation of the consolidated financial statements are:

| Name of the Subsidiary | Country of Incorporation | Proportion of ownership interest |
|---|---|---|
| State Bank of Bikaner & Jaipur | India | 75.07% |
| State Bank of Hyderabad | India | 100.00% |
| State Bank of Indore | India | 98.05% |
| State Bank of Mysore | India | 92.33% |
| State Bank of Patiala | India | 100.00% |
| State Bank of Saurashtra | India | 100.00% |
| State Bank of Travancore | India | 75.01% |
| SBI Commercial & International Bank Ltd. | India | 100.00% |
| SBI Capital Markets Ltd. | India | 86.16% |
| SBI Gilts Ltd. | India | 82.42% |
| SBI Funds Management Pvt. Ltd. | India | 100.00% |
| SBI Factors and Commercial Services Pvt. Ltd. | India | 69.88% |
| SBI Securities Ltd. | India | 96.61% |
| SBI Life Insurance Co. Ltd. | India | 74.00% |
| SBI Cards and Payment Services Ltd. | India | 60.00% |
| State Bank of India (Canada) | Canada | 100.00% |
| State Bank of India (California) | USA | 100.00% |
| SBI International (Mauritius) Ltd. | Mauritius | 98.00% |
| INMB Ltd. | Nigeria | 51.00% |
| SBI Servicos Limitada | Brazil | 100.00% |
| SBI Finance Inc. | USA | 100.00% |

2 **Foreign exchange transactions/ translation**

In respect of banking entities, foreign exchange transactions and their year end translation are accounted for in accordance with mandatory FEDAI/RBI guidelines, instead of Accounting Standard 11 of the Institute of Chartered Accountants of India.

3. **Investments**

Classification and valuation of investments are made as per applicable RBI norms, in the following manner:-

3.1 Investments are classified under (i) 'Held to Maturity' (ii) 'Held for Trading' (iii) 'Available for Sale'.

3.2 Investments under 'Held to Maturity' category, are carried at acquisition cost. Wherever the book value is higher than the face value/redemption value, the excess amount is amortised equally over the remaining period of maturity of the security.

3.3 Investments classified under 'Held for Trading' category where market quotations are available are valued at lower of book value or market value. While depreciation is charged to the revenue account and book value is reduced accordingly, appreciation is ignored.

3.4.1 Investments classified under 'Available for Sale' category where market quotations are available are valued at cost or market price, whichever is lower.

3.4.2 Investments classified as 'Available for Sale' where market quotations are not available are valued at lower of cost or estimated realisable price computed as per Fixed Income Money Market and Derivatives Association of India / Primary Dealers Association of India / RBI guidelines. While scripwise depreciation is provided for, appreciation is ignored. Book value of the individual scrip is kept unchanged.

3.4.3 Treasury Bills and Commercial Paper classified as 'Available for Sale' are valued at cost.

3.5 In respect of Debentures/Bonds where interest/principal is not serviced, provision for depreciation is made similar to the manner it is considered in the case of Non-Performing Advances as per IRAC norms.

3.6 Investments in Joint Ventures (both in India and abroad) are valued at historical cost.

3.7 Investment in Regional Rural Banks (RRBs) are accounted for at book value after netting off the provisions held.

3.8 Brokerage /commission received on subscriptions are deducted from the cost of securities. Brokerage, commission and stamp duty paid in connection with acquisition of securities are treated as revenue expenses.

4. Advances

4.1 **Indian Offices**

Advances are classified and provided for as per prudential norms prescribed by RBI in the following manner:

4.1.1 All advances are classified under four categories i.e. (a) Standard Assets, (b) Sub-standard Assets, (c) Doubtful Assets and (d) Loss Assets.

4.1.2 Provisions on non-performing advances are made after netting unrealised interest from the outstanding balance, as under:-

(a) Sub-standard Assets at 10%

(b) Doubtful Assets at 20%/30%/50% of the secured portion based on the number of years the account remained as 'Doubtful Asset' (i.e. up to one year, one to three years and more than three years respectively) and at 100% of the unsecured portion after netting retainable or realisable amount of the guarantee cover under the schemes of Export Credit Guarantee Corporation (ECGC), if any.

(c) In respect of advances guaranteed by the State Governments, where the guarantee had been invoked and remained in default for more than two quarters as on 31st March 2000, provision of 17.5% of the secured portion and 100% of the unsecured portion has been made.

(d) Loss Assets at 100%

4.2 **Foreign offices/subsidiaries**

Advances are classified under four categories in line with Indian Offices. Provisions against non-performing advances are made as per IRAC norms prescribed by RBI or as per local requirements whichever is higher.

4.3 Unrealised Interest on advances which became non-performing during the year is reversed from income/ provided for.

4.4 Advances are net of provisions against non-performing advances and interest not realised.

5 **Deferred Revenue Expenditure**

In respect of the Voluntary Retirement Scheme implemented in FY 2000-01 by 8 banking entities in the Group, an amount of Rs.511.82 crore has been charged to the Profit and Loss Account. The balance amount of Rs1516.04 crore is being treated as deferred revenue expenditure included under Schedule 11 "Other Assets", to be amortised over a further period of 3 years in accordance with RBI guidelines.

In respect of Card acquisition expenses, an amount of Rs.20.51 crore has been charged to the Profit and Loss Account. The balance amount of Rs.11.42 crore is being treated as deferred revenue expenditure included under Schedule 11 "Other Assets" to be amortised in FY 2002-03.

6 **Segment Reporting**

The accounting policies adopted for segment reporting are line with the accounting policies adopted in consolidated financial statements, with the following additional features

- Pricing of intersegment transactions between the NBG/IBG segments and the other segments are market led. In respect of the other segments, compensation for the use of funds is reckoned based on interest and other costs incurred by the lending segment.

- Revenue and expenses have been identified to segments based on their relationship to the operating activities of the segment.

- Revenue and expenses, which relate to the enterprise as a whole and are not allocable to segments on a reasonable basis have been included under 'Unallocated corporate expenses (net of unallocated corporate revenue)

Rs. in crores

| A. Primary Segment Disclosures | | NBG | CBG | Treasury Operations (Domestic) | IBG | NBS | Eliminations | Total |
|---|---|---|---|---|---|---|---|---|
| 1 | Revenue | | | | | | | |
| a | Revenue from External Customers | 17659.80 | 2097.54 | 22861.57 | 1988.17 | 453.79 | 0.00 | 45060.87 |
| b | Inter Segment Revenue | 19798.39 | -2.28 | -9.29 | 40.23 | 5.51 | -19832.56 | 0.00 |
| | **Total Revenue** | **37458.19** | **2095.26** | **22852.28** | **2028.40** | **459.30** | **-19832.56** | **45060.87** |
| 2 | Result | | | | | | | |
| a | **Segment Result** | **2940.38** | **510.17** | **2046.87** | **361.86** | **162.31** | | **6021.59** |
| b | Unallocated Corporate Expenses (Net of unallocated corporate revenue) | | | | | | | 650.60 |
| c | Profit Before Taxes | | | | | | | 5370.99 |
| d | Provision for Taxes (Incl. Deferred Tax) | | | | | | | 1912.45 |
| | **Net Profit** | | | | | | | **3458.54** |
| 3 | **Segment Assets** | **350342.49** | **30527.77** | **206089.56** | **50904.23** | **1730.61** | **194751.32** | **444843.34** |
| 4 | Unallocated Corporate Assets | | | | | | | 4136.04 |
| 5 | Total Assets | 350342.49 | 30527.77 | 206089.56 | 50904.23 | 1730.61 | 194751.32 | 448979.38 |
| 6 | **Segment Liabilities** | **340186.05** | **27093.32** | **203581.81** | **47819.84** | **1438.09** | **195455.32** | **424663.79** |
| 7 | Unallocated Corporate Liabilities | | | | | | | 4313.44 |
| 8 | Total Liabilities | 340186.05 | 27093.32 | 203581.81 | 47819.84 | 1438.09 | 195455.32 | 428977.23 |
| 9 | Capital Expenditure | 479.69 | 0.86 | 1.21 | 23.04 | 3.88 | 0.00 | 508.68 |
| 10 | Depreciation | 363.80 | 151.58 | 1.50 | 21.67 | 31.56 | 0.00 | 570.11 |
| 11 | Non Cash Expenses other than depreciation | | | | | | | 540.78 |
| | **Secondary Segment Disclosures** | | **Domestic Operations** | **Foreign Operations** | **Total** | | | |
| 1 | Segment Revenue from external customers | | 43505.54 | 1555.33 | 45060.87 | | | |
| 2 | Segment Assets | | 414330.95 | 30512.39 | 444843.34 | | | |
| 3 | Capital Expenditure | | 485.65 | 23.03 | 508.68 | | | |

7 Related Party Disclosures

7.1. Related Parties

Associates/Joint Ventures :

1. Discount & Finance House of India
2. Clearing Corporation of India Ltd
3. Regional Rural Banks
4. Credit Information Bureau of India Ltd
5. GE Capital Business Process Management Services Private Ltd
6. Nepal SBI Ltd
7. Bank of Bhutan
8. SBI Home Finance Ltd

Key Management Personnel:--

1. Shri Janki Ballabh, Chairman
2. Shri Y. Radhakrishnan, Managing Director
3. Shri S. Govindarajan, Managing Director

7.2. Out of the above, the following are the Related Party Relationships in respect of which disclosures are required to be made in terms of AS-18:--

i. Credit Information Bureau of India Ltd (CIBIL)
ii. GE Capital Business Process Management Services Pvt. Ltd.(GECBPML)
iii. SBI Home Finance Ltd. (SBIHFL)
iv. Nepal SBI Ltd (NSBL)
v. Bank of Bhutan (BOBH)
vi. Shri Janki Ballabh. Chairman. SBI
vii. Shri Y. Radhakrishnan, Managing Director, SBI
viii. Shri S. Govindarajan, Managing Director. SBI

Other Related Parties are 'State-controlled Enterprises' and hence no disclosures are required as per paragraph 9 of AS 18. Further, in terms of paragraph 5 of AS 18, transactions in the nature of banker-customer relationship are not required to be disclosed. The non-banking transactions of the Group with the above eight related parties are disclosed hereunder.

7.3 Transactions (which are not in the nature of banker-customer Relationship):

(in thousands)

| | Associates | Key Management Personnel (KMP) | Relatives of KMP |
|---|---|---|---|
| Investment in Share Capital | 209909 | | |
| Commission Received | 24 | | |
| Exchange on Drafts issued | 3 | | |
| Rent Received | 1 | | |
| Miscellaneous expenses paid | 7 | | |
| Directors' sitting fees received | 34 | | |
| Dividends received | 6000 | | |
| Amount paid for sourcing ATM Cards | 32806 | | |
| Salary & Allowances and perquisities paid to KMP | | 1464 | |
| Amount Payable towardsCard Processing Charges | 109099 | | |
| Card Processing charges and other expenses paid | 361992 | | |

8 Assets given on lease with effect from 1.4.2001

Rs. in crores

| | | |
|---|---|---|
| Total gross investment in the leases | | 154.83 |
| Present value of minimum lease payments receivable as on 31.3.2002 | | |
| ➢ Less than 1 year | 24.03 | |
| ➢ 1 to 5 years | 67.93 | |
| ➢ 5 years and above | 10.70 | |
| Total | | 102.66 |
| Present value of unearned finance income | | 28.70 |

**9. Earnings per Share**

Earnings per Share has been computed as under:

a. Net Profit Rs. 3353.57 crs

b. Weighted average number of equity shares 52,62,98,878

c. Earnings per Share (Basic and Diluted) Rs.63.72

**10. Deferred Tax Assets/ Liabilities**

The net balance of deferred tax asset as on 31st March 2002 amounted to Rs.20.91 crore, comprising :-

Deferred tax liabilities on account of the following:

| | | |
|---|---|---|
| Interest Accrued on Investment | Rs. 51.37 crore | |
| VRS expenses | Rs. 109.12 crore | |
| Depreciation on Fixed Assets | Rs. 36.96 crore | |
| Depreciation on leased assets | Rs. 229.34 crore | |
| Depreciation & amortisation of Investment | Rs. 58.68 crore | |
| Provision relating to securities transaction | Rs. 134.72 crore | |
| Others | Rs. 28.51 crore | |
| Total deferred tax liability | | Rs.648.70 crore |

Deferred tax assets on account of the following:

| | | |
|---|---|---|
| Provision made against NPAs | Rs.614.58 crore | |
| Credit on account of Minimum Alternate Tax | Rs 26.76 crore | |
| Other Provisions | Rs. 28.27 crore | |
| Total deferred tax assets | | Rs.669.61 crore |

11. Break up of the item "Provisions and Contingencies" included under the head "Expenditure" in the Profit and Loss Account:

| | ( Rs.in Crore) 2001-2002 |
|---|---|
| a) Provision for Income Tax -Current tax | 2323.92 |
| -Deferred Tax | (409.52) |
| b) Provision for other taxes | (1.95) |
| c) Amount of provision made against NPAs | 3123.49 |
| d) General provisionon Standard Assets in the global loan portfolio | 100.16 |
| e) Depriciation in the value of Investments | 233.00 |
| f) Provision on other assets | ( 28.70) |
| g) Others | 24.30 |
| (Figures in the bracket indicate credit) | |
| TOTAL | 5364.70 |

12. As this is the first year of presentation of consolidated financial statements, figures for the previous year have not been presented. Current year's figures of the group entities have been rearranged/recast/regrouped wherever considered necessary.

13. Additional statutory information disclosed in separate financial statements of the Parent and the Subsidiaries having no bearing on the true and fair view of the Consolidated Financial Statements and also the information pertaining to the items which are not material have not been disclosed in the Consolidated Financial Statement in view of the general clarification issued by the Institute of Chartered Accountants of India (ICAI).

For M.C. BHANDARI & Co.
Chartered Accountants

C.M.R. SAINI
PARTNER.

MUMBAI
5-07-02.

## AUDITOR'S REPORT ON CONSOLIDATED FINANCIAL STATEMENTS

**TO THE BOARD OF DIRECTORS**
**STATE BANK OF INDIA**

1 We have examined the attached consolidated Balance Sheet of **STATE BANK OF INDIA** ('the Bank') and its subsidiaries as at 31st March 2002, the consolidated Profit & Loss Account for the year then ended annexed thereto in which are incorporated the accounts of the Bank audited by 14 joint auditors including us, 12 banking subsidiaries and 9 non-banking subsidiaries audited by other auditors. These financial statements are the responsibility of the management of the Bank. Our responsibility is to express our opinion on these financial statements based on our audit.

2 We conducted our audit in accordance with generally accepted auditing standards in India. These Standards require that we plan and perform the audit to obtain reasonable assurance whether the financial statements are prepared, in all material respects, in accordance with an identified financial reporting framework and are free of material misstatements. An audit includes, examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the management, as well as evaluating the overall financial statements. We believe that our audit provides a reasonable basis for our opinion.

3 We did not audit the financial statement of 21 subsidiaries (banking & non-banking), whose financial statements reflect total assets of Rs.106329 crores as at 31st March 2002 and total revenue of Rs.11512 crores for the year then ended. These financial statements have been audited by other auditors whose reports have been furnished to us and in our opinion, insofar as it relates to the amount included in respect of the subsidiaries, is based solely on the report of the other auditors.

4 We report that the consolidated financial statements have been prepared by the Bank in accordance with the requirements of Accounting Standard (AS) 21, 'Consolidated Financial Statements', issued by the Institute of Chartered Accountants of India and on the basis of the separate audited financial statements of the Bank and its subsidiaries included in the consolidated financial statements.

5 We invite attention to :

(i) Item No.2 in the Notes on Accounts (regarding translation of foreign exchange transactions) wherein Reserve Bank of India (RBI)/Foreign Exchange Dealers Association of India (FEDAI) instructions/guidelines have been followed in preference to the Accounting Standard 11 on "Accounting For the Effects of Changes in Foreign Exchange Rates" issued by the Institute of Chartered Accountants of India (ICAI).

(ii) Item No.9.1.2 in the Principal Accounting Policies regarding recognition of certain transactions.

6 We report that :

In our opinion and to the best of the information and explanations given to us and on consideration of the separate audit report on individual audited financial statements of the Bank and its 21 subsidiaries, read with paragraph 5 given above and with the Notes on Accounts and Statement of Principal Accounting Policies;

(i) The Consolidated Balance Sheet gives a true and fair view of the consolidated state of affairs of the Bank and its subsidiaries as at 31st March 2002 and

(ii) The Consolidated Profit & Loss Account gives a true and fair view of the consolidated results of operations of the Bank and its subsidiaries for the year then ended in conformity with the generally accepted accounting principles in India.

For M.C Bhandari & Co.
Chartered Accountants

Mumbai
Dated: 5.7.02.

[M.R. Jain]
Partner

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